Virpax Pharmaceuticals, Inc.

1055 Westlakes Drive, Suite 300

Berwyn, PA 19312

Tel: (610) 727-4597

October 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virpax Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-267790)

Filed on October 7, 2022

Ladies and Gentlemen:

Virpax Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on October 18, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant, or its representative, may orally request via telephone call to the staff of the Commission.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

VIRPAX PHARMACEUTICALS, INC.

By:	/s/ Anthony Mack
Name:	Anthony Mack
Title:	Chief Executive Officer